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           [Letterhead of American Aircarriers Support Incorporated]





                                  July 24, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:  Application for Withdrawal of Registration Statement on Form S-3

Ladies and Gentlemen:

         The undersigned, being the Chairman of the Board and Chief Executive Officer of American Aircarriers Support, Incorporated, a Delaware corporation (the "Registrant"), hereby applies to withdraw the Registration Statement on Form S-3 (SEC Reg. 333-40768), as originally filed with the Securities and Exchange Commission (the "Commission") on July 3, 2000 (the "Registration Statement").

         The reason for the Registrant's application of withdrawal is that the Registrant has been advised that the shareholder will not be selling its shares as contemplated in the Registration Statement and no longer wishes to register them at this time. Securities have not been sold under the Registration Statement.

         The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 of the rules and regulations promulgated under the Securities Act of 1933.

         Should the staff of the Commission have further questions regarding this application, please do not hesitate to contact our counsel, Robert W. Walter Esq., of Berliner Zisser Walter & Gallegos, P.C., at (303) 830-1700.

         IN WITNESS WHEREOF, the undersigned hereby makes this application to withdraw the above referenced Registration Statement, and respectfully request that the Commission enter an order confirming and approving the same.


                                     Respectfully Submitted,

                                     American Aircarriers Support, Incorporated


                                     By: /s/ Karl F. Brown
                                         --------------------------------------
                                         Karl F. Brown, Chairman of the Board
                                         and Chief Executive Officer